Consent of Independent Registered Public Accounting Firm

The Board of Directors

Prudential Investment Portfolios, Inc.:

We consent to the use of our reports dated November 15, 2019, with respect to the financial statements and financial highlights of PGIM Jennison Growth Fund, PGIM Jennison Focused Value Fund, and PGIM Balanced Fund, each a series of Prudential Investment Portfolios, Inc., as of September 30, 2019, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

November 24, 2020